H. Kenneth Merritt, Jr.
Admitted in Vermont, New York & New Jersey Only
Kmerritt@merritt-merritt.com

Sharon J. Merritt
Admitted in Vermont &New York Only
Smerritt@merritt-merritt.com

R.W. Eli Moulton, III
Admitted in Vermont & Massachusetts Only
Emoulton@merritt-merritt.com

Ralphine N. O’Rourke, Of Counsel
Admitted in Vermont & Massachusetts Only
Rorourke@merritt-merritt.com

Elizabeth l. Metayer, Paralegal
LMetayer@merritt-merritt.com

Abigail K. Boucher, Paralegal
Aboucher@merritt-merritt.com

Linda K. Dissinger
Practice Development Manager
Ldissinger@merritt-merritt.com

February 14, 2011

U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Tia Jenkins, Asst. Chief Accountant

Re:           Stalar 2, Inc. (file no. 000-52972) – Form 10-K filed Dec. 28, 2010

Dear Ms. Jenkins:

We are counsel to Stalar 2, Inc. (hereinafter “Stalar 2”). On behalf of the Stalar 2, we are hereby further responding to the comments contained in your letter of January 7, 2011.

Comment 1:   Please revise to provide the disclosures required by Items 308T(a)(2) and 308T(a)(3) of Regulation S-K.

Response:      In response to this comment, Stalar 2 will file Amendment No. 1 to its Form 10-K (“Form 10-K/A”). Form 10-K/A will include all the disclosures required by Items 308T(a)(2) and 308T(a)(3) of Regulation S-K.

Comment 2:   Please tell us how the omission of management’s report on internal control over financial reporting affects management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2010.  If you continue to believe that your disclosure controls and procedures are effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, note that failure to file management’s report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting responsibilities.  Alternatively, please amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., not effective as of September 30, 2010).

Response:      In response to this comment, Stalar 2 plans to revise its conclusion on the effectiveness of disclosure controls and procedures. We expect that the Evaluation of Disclosure Controls and Procedures and Management's Report on Internal Control Over Financial Reporting that will appear in Form 10-K/A will include the following:

www.merritt-merritt.com	60 Lake Street, 2nd Floor PO Box 5839, Burlington, VT 05402 (802) 658-7830 F (802) 658-0978

Evaluation of Disclosure Controls and Procedures

Our Principal Executive Officer conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (2) accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure.

Our original Form 10-K did not include management’s report on internal controls over financial reporting which is a required item pursuant to Regulation S-K. Because of this omission, our Principal Executive Officer has reevaluated the effectiveness of the design and operation of our disclosure controls and procedures and concluded that, as of September 30, 2010, our disclosure controls and procedures were not effective in providing a reasonable level of assurance that the information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The following material weakness in our disclosure controls and procedures as of September 30, 2010 was identified:
•              As a shell company with no operations or investments, we do not have any full-time employees. Our single officer devoted time to our affairs on an “as needed” basis. As a result, our ability to coordinate, review timely and file financial reports may not have been adequate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis by the Company’s internal controls.

Remediation of Material Weakness

A number of actions are currently being undertaken to remediate the material weakness noted above. We will immediately appoint an additional officer and director, increasing the number of officers from one single individual who served as both the single officer and director to two officers and two directors. We also intend to establish a Disclosure Committee, chaired by our Principal Executive Officer, comprised of individuals experienced in the disclosure obligations of public companies that will be available on an as-needed basis and also meet regularly and advise the Principal Executive Officer with respect to Stalar 2’s disclosure obligations.

Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that out receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on our financial statements.

www.merritt-merritt.com	60 Lake Street, 2nd Floor PO Box 5839, Burlington, VT 05402 (802) 658-7830 F (802) 658-0978

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2010 based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission and SEC guidance on conducting such assessments.  Our assessment included consideration of the material weakness identified in the disclosure controls above and we concluded that the weakness identified above did not impact reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles when also considering our limited size and complexity. However, based on our assessment, management concluded that during the period covered by this report, such internal controls and procedures were not effective as a result of a significant deficiency. This was due to deficiencies that existed in the design or operation of our internal control or reporting that adversely affected our internal controls, in that we only have one employee to oversee bank reconciliations, posting payables and other financial accounting tasks and that taken together may be considered a significant deficiency.

Remediation of Material Weakness

Stalar 2 will have its financial accounting reviewed on a monthly basis by its independent certified public accountant.

Our annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to have a materially affect, our internal control over financial reporting.

www.merritt-merritt.com	60 Lake Street, 2nd Floor PO Box 5839, Burlington, VT 05402 (802) 658-7830 F (802) 658-0978

Comment 3:  Please revise to disclose any changes in your internal control over financial reporting during your last fiscal quarter, rather than “subsequent to the date of the evaluation”, in accordance with Item 308T(b) of Regulation S-K.

Response:  Stalar 2 will revise its disclosure in Form 10-K/A in accordance with what we have stated above in our response to your Comment 2.

If you have any questions please do not hesitate to call.  Best regards.

Very truly yours,

H. Kenneth Merritt, Jr.

cc:  Stalar 2, Inc. – Dr. Steven R. Fox (via electronic mail only)

www.merritt-merritt.com	60 Lake Street, 2nd Floor PO Box 5839, Burlington, VT 05402 (802) 658-7830 F (802) 658-0978